UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Focus Financial Partners, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

34417P100
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34417P100	SCHEDULE 13G	Page 2 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CP Falcon AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 629,561(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 629,561(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.33%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Directly owned by CP Falcon AIV, L.P. (“AIV”).
(2)
The percentages used herein and in the rest of this Schedule 13G are calculated based on 47,255,907 shares of Class A common stock (the “Common Shares”) of Focus Financial Partners, Inc. (the “Company”) outstanding as of November 5, 2019, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 34417P100	SCHEDULE 13G	Page 3 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CP Falcon AIV Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 253,453(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 253,453(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,453
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.54%
12	TYPE OF REPORTING PERSON PN

(1)	Directly owned by CP Falcon AIV Holdings, L.P. (“AIV Holdings”).

CUSIP No. 34417P100	SCHEDULE 13G	Page 4 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CCP II Falcon AIV-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,310(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,310(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,310
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON PN

(1)	Directly owned by CCP II Falcon AIV-B, L.P. (“AIV-B”).

CUSIP No. 34417P100	SCHEDULE 13G	Page 5 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centerbridge Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 895,324(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 895,324(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 895,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12	TYPE OF REPORTING PERSON PN

(1)
Includes (a) 629,561 Common Shares directly owned by AIV, (b) 253,453 Common Shares directly owned by AIV Holdings and (c) 12,310 Common Shares directly owned by AIV-B, which in each case may be deemed to be beneficially owned by Centerbridge Associates II, L.P. (“Associates”) in its capacity as the general partner of each of AIV, AIV Holdings and AIV-B.

CUSIP No. 34417P100	SCHEDULE 13G	Page 6 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 895,324(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 895,324(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 895,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.89%
12	TYPE OF REPORTING PERSON OO

(1)
Includes (a) 629,561 Common Shares directly owned by AIV, (b) 253,453 Common Shares directly owned by AIV Holdings and (c) 12,310 Common Shares directly owned by AIV-B, which in each case may be deemed to be beneficially owned by CCP II Cayman GP Ltd. (“CCP II”) in its capacity as the general partner of Associates, which is the general partner of each of AIV, AIV Holdings and AIV-B.

CUSIP No. 34417P100	SCHEDULE 13G	Page 7 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Centerbridge Capital Partners SBS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,511(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,511(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON PN

(1)	Directly owned by Centerbridge Capital Partners SBS II, L.P. (“SBS II”).

CUSIP No. 34417P100	SCHEDULE 13G	Page 8 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CCP SBS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,511(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,511(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON OO

(1)	Includes 6,511 Common Shares directly owned by SBS II, which may be deemed to be beneficially owned by CCP SBS GP, LLC (“SBS GP”) in its capacity as the general partner of SBS II.

CUSIP No. 34417P100	SCHEDULE 13G	Page 9 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 901,835(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 901,835(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,835
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.91%
12	TYPE OF REPORTING PERSON IN

(1)
Includes (a) 629,561 Common Shares directly owned by AIV, (b) 253,453 Common Shares directly owned by AIV Holdings, (c) 12,310 Common Shares directly owned by AIV-B and (d) 6,511 Common Shares directly owned by SBS II, which in each case may be deemed to be beneficially owned by Jeffrey H. Aronson in his capacity as (A) a director of CCP II, the general partner of Associates, which is the general partner of each of AIV, AIV Holdings and AIV-B, and (B) a managing member of SBS GP, which is the general partner of SBS II.

(2)	Mr. Aronson disclaims beneficial ownership of such Common Shares, except to the extent of any pecuniary interest therein.

CUSIP No. 34417P100	SCHEDULE 13G	Page 10 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 901,835(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 901,835(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,835
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.91%
12	TYPE OF REPORTING PERSON IN

(1)
Includes (a) 629,561 Common Shares directly owned by AIV, (b) 253,453 Common Shares directly owned by AIV Holdings, (c) 12,310 Common Shares directly owned by AIV-B and (d) 6,511 Common Shares directly owned by SBS II, which in each case may be deemed to be beneficially owned by Mark T. Gallogly in his capacity as (A) a director of CCP II, the general partner of Associates, which is the general partner of each of AIV, AIV Holdings and AIV-B, and (B) a managing member of SBS GP, which is the general partner of SBS II.

(2)	Mr. Gallogly disclaims beneficial ownership of such Common Shares, except to the extent of any pecuniary interest therein.

CUSIP No. 34417P100	SCHEDULE 13G	Page 11 of 17

ITEM 1.	(a)	Name of Issuer: Focus Financial Partners Inc. (the “Company”)

	(b)	Address of Issuer's Principal Executive Offices: 825 Third Avenue, 28th Floor New York, NY

ITEM 2.	(a)	Name of Person Filing:
This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

i.	CP Falcon AIV, L.P., a Delaware limited partnership (“AIV”), with respect to the Common Shares (as defined in Item 2(d) below) beneficially owned by it.

ii.	CP Falcon AIV Holdings, L.P., a Delaware limited partnership (“AIV Holdings”), with respect to the Common Shares beneficially owned by it.

iii.	CCP II Falcon AIV-B, L.P., a Delaware limited partnership (“AIV-B”), with respect to the Common Shares beneficially owned by it.

iv.	Centerbridge Associates II, L.P., a Delaware limited partnership (“Associates”), as general partner of AIV, AIV Holdings and AIV-B, with respect to the Common Shares beneficially owned by AIV, AIV Holdings and AIV-B.

v.	CCP II Cayman GP Ltd., a Cayman Islands exempt company (“CCP II”), as the general partner of Associates, with respect to the Common Shares beneficially owned by AIV, AIV Holdings and AIV-B.

vi.	Centerbridge Capital Partners SBS II, L.P., a Delaware limited partnership (“SBS II”), with respect to the Common Shares beneficially owned by it.

vii.	CCP SBS GP, LLC, a Delaware limited liability company (“SBS GP”), as the general partner of SBS II, with respect to the Common Shares beneficially owned by SBS II.

viii.	Jeffrey H. Aronson, as a director of CCP II and a managing member of SBS GP, with respect to the Common Shares beneficially owned by AIV, AIV Holdings, AIV-B and SBS II (collectively, the “Centerbridge Funds”).

ix.	Mark T. Gallogly, as a director of CCP II and a managing member of SBS GP, with respect to the Common Shares beneficially owned by the Centerbridge Funds.

	(b)	Address of Principal Business Office, or if none, Residence: The address of the business office of each of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, NY 10152.

(c)
Citizenship: AIV, AIV Holdings, AIV-B, Associates and SBS II are limited partnerships organized under the laws of the State of Delaware. CCP II is an exempt company organized under the laws of the Cayman Islands. SBS GP is a limited liability company organized under the laws of the State of Delaware. Messrs. Aronson and Gallogly are citizens of the United States.

	(d)	Title of Class of Securities: Class A common stock, par value $0.01 per share (the “Common Shares”)

	(e)	CUSIP Number: 34417P100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

CUSIP No. 34417P100	SCHEDULE 13G	Page 12 of 17

ITEM 4.	OWNERSHIP.

CP Falcon AIV, L.P.
(a)	Amount beneficially owned: 629,561
(b)
Percent of class: 1.33%. The percentages used herein and in the rest of this Schedule 13G are calculated based on 47,255,907 Common Shares of the Company outstanding as of November 5, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 629,561
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 629,561

AIV has the power to dispose of and the power to vote the Common Shares beneficially owned by it, which powers may also be exercised by Associates, its general partner, CCP II, the general partner of Associates, and Messrs. Aronson and Gallogly, the directors of CCP II. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Shares beneficially owned by AIV. However, none of the foregoing should be construed in and of itself as an admission by Associates, CCP II, Mr. Aronson, Mr. Gallogly or any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of Associates, CCP II, Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the Common Shares owned by AIV.

CP Falcon AIV Holdings, L.P.
(a)	Amount beneficially owned: 253,453
(b)	Percent of class: 0.54%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 253,453
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 253,453

AIV Holdings has the power to dispose of and the power to vote the Common Shares beneficially owned by it, which powers may also be exercised by Associates, its general partner, CCP II, the general partner of Associates, and Messrs. Aronson and Gallogly, the directors of CCP II. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Shares beneficially owned by AIV Holdings. However, none of the foregoing should be construed in and of itself as an admission by Associates, CCP II, Mr. Aronson, Mr. Gallogly or any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of Associates, CCP II, Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the Common Shares owned by AIV Holdings.

CCP II Falcon AIV-B, L.P.
(a)	Amount beneficially owned: 12,310
(b)	Percent of class: 0.03%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 12,310
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 12,310

AIV-B has the power to dispose of and the power to vote the Common Shares beneficially

CUSIP No. 34417P100	SCHEDULE 13G	Page 13 of 17

owned by it, which powers may also be exercised by Associates, its general partner, CCP II, the general partner of Associates, and Messrs. Aronson and Gallogly, the directors of CCP II. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Shares beneficially owned by AIV-B. However, none of the foregoing should be construed in and of itself as an admission by Associates, CCP II, Mr. Aronson, Mr. Gallogly or any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of Associates, CCP II, Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the Common Shares owned by AIV-B.

Centerbridge Associates II, L.P.
(a)	Amount beneficially owned: 895,324
(b)	Percent of class: 1.89%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 895,324
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 895,324

Associates does not directly own any of the Common Shares. Associates, as the general partner of AIV, AIV Holdings and AIV-B, has the power to dispose of and the power to vote the Common Shares beneficially owned by AIV, AIV Holdings and AIV-B, which powers may also be exercised by CCP II, the general partner of Associates, and Messrs. Aronson and Gallogly, the directors of CCP II. By reason of the provisions of Rule 13d-3 of the Act, Associates may be deemed to beneficially own the Common Shares beneficially owned by AIV, AIV Holdings and AIV-B. However, none of the foregoing should be construed in and of itself as an admission by Associates, CCP II, Mr. Aronson, Mr. Gallogly or any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of Associates, CCP II, Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the Common Shares owned by AIV, AIV Holdings and AIV-B.

CCP II Cayman GP Ltd.
(a)	Amount beneficially owned: 895,324
(b)	Percent of class: 1.89%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 895,324
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 895,324

CCP II does not directly own any of the Common Shares. CCP II, as the general partner of Associates, which is the general partner of AIV, AIV Holdings and AIV-B, has the power to dispose of and the power to vote the Common Shares beneficially owned by AIV, AIV Holdings and AIV-B, which powers may also be exercised by Messrs. Aronson and Gallogly, the directors of CCP II. By reason of the provisions of Rule 13d-3 of the Act, CCP II may be deemed to beneficially own the Common Shares beneficially owned by AIV, AIV Holdings and AIV-B. However, none of the foregoing should be construed in and of itself as an admission by CCP II, Mr. Aronson, Mr. Gallogly or any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of CCP II, Associates, Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the Common Shares owned by AIV, AIV Holdings and AIV-B.

CUSIP No. 34417P100	SCHEDULE 13G	Page 14 of 17

Centerbridge Capital Partners SBS II, L.P.
(a)	Amount beneficially owned: 6,511
(b)	Percent of class: 0.01%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 6,511
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 6,511

SBS II has the power to dispose of and the power to vote the Common Shares beneficially owned by it, which powers may also be exercised by SBS GP, its general partner, and Messrs. Aronson and Gallogly, the managing members of CCP II. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Common Shares beneficially owned by SBS II. However, none of the foregoing should be construed in and of itself as an admission by SBS GP, Mr. Aronson, Mr. Gallogly or any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of SBS GP, Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the Common Shares owned by SBS II.

CCP SBS GP, LLC
(a)	Amount beneficially owned: 6,511
(b)	Percent of class: 0.01%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 6,511
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 6,511

SBS GP does not directly own any of the Common Shares. SBS GP, as the general partner of SBS II, has the power to dispose of and the power to vote the Common Shares beneficially owned by SBS II, which powers may also be exercised by Messrs. Aronson and Gallogly, the managing members of SBS GP. By reason of the provisions of Rule 13d-3 of the Act, SBS GP may be deemed to beneficially own the Common Shares beneficially owned by SBS II. However, none of the foregoing should be construed in and of itself as an admission by SBS GP, Mr. Aronson, Mr. Gallogly or any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of SBS GP, Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the Common Shares owned by SBS II.

Jeffrey H. Aronson
(a)	Amount beneficially owned: 901,835
(b)	Percent of class: 1.91%
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 901,835
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 901,835

Mr. Aronson and Mr. Gallogly, as directors of CCP II and managing members of SBS GP, share the power to dispose of and the power to vote, the Common Shares beneficially owned by the Centerbridge Funds. Neither Mr. Aronson nor Mr.

CUSIP No. 34417P100	SCHEDULE 13G	Page 15 of 17

Gallogly directly owns any of the Common Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Aronson and Mr. Gallogly may be deemed to beneficially own the Common Shares beneficially owned by the Centerbridge Funds. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson, Mr. Gallogly or any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the Common Shares owned by the Centerbridge Funds.

Mark T. Gallogly
(a) Amount beneficially owned: 901,835
(b) Percent of class: 1.91%
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 901,835
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 901,835

Mr. Aronson and Mr. Gallogly, as directors of CCP II and managing members of SBS GP, share the power to dispose of and the power to vote, the Common Shares beneficially owned by the Centerbridge Funds. Neither Mr. Aronson nor Mr. Gallogly directly owns any of the Common Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Aronson and Mr. Gallogly may be deemed to beneficially own the Common Shares beneficially owned by the Centerbridge Funds. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson, Mr. Gallogly or any Reporting Person as to beneficial ownership of the Common Shares owned by another Reporting Person. In addition, each of Mr. Aronson and Mr. Gallogly expressly disclaims beneficial ownership of the Common Shares owned by the Centerbridge Funds.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Common Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

CUSIP No. 34417P100	SCHEDULE 13G	Page 16 of 17

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 34417P100	SCHEDULE 13G	Page 17 of 17

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2020

CP FALCON AIV, L.P.

By:	Centerbridge Associates II, L.P., its general partner
By:	CCP II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CP FALCON AIV HOLDINGS, L.P.

By:	Centerbridge Associates II, L.P., its general partner
By:	CCP II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CCP II FALCON AIV-B, L.P.

By:	Centerbridge Associates II, L.P., its general partner
By:	CCP II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES II, L.P.

By:	CCP II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CCP II CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS II, L.P.

By:	CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

By:	/s/ Jeffrey H. Aronson
Jeffrey H. Aronson

By:	/s/ Mark T. Gallogly
Mark T. Gallogly